October 15, 2024

Soo Im-Tang
U.S. Securities & Exchange Commission
Division of Investment Management

Re:	ABSOLUTE CEF OPPORTUNITIES INSTITUTIONAL SHARES

SEC File No. 811-21237

Ms. Im-Tang:

Thompson Hine LLP represents Unified Series Trust (the “Registrant”). Below are responses to your comments given on October 9, 2024 with respect to the Securities and Exchange Commission Staff’s review of the Registrant’s 485(a) Post-Effective Amendment on Form N-1A filed on August 23, 2024 for the purpose of revising the investment strategy of the Absolute CEF Opportunities Institutional Shares (the “Fund”). The Registrant has authorized us to submit these responses.

GENERAL COMMENT: With regard to the registration statement, please provide the next amendment at least 5 business days prior to the effective date.

RESPONSE: The Registrant agrees to provide the next amendment at least 5 business days prior to the effective date.

PROSPECTUS

1.	COMMENT: On page 5 in a footnote under the fee table, there is a reference to interest and dividend expenses on securities sold short. Please confirm to the Staff that no such expense is expected in the next year.

RESPONSE: The Registrant so confirms.

2. COMMENT: In the fee table, please confirm that the figures in brackets are final, or otherwise complete the fee table.

RESPONSE: The figures have been revised and the fee table is complete as shown in the attached prospectus.

3. COMMENT: In footnote number 3 to the fee table, please revise the date of the operating expense limitation agreement to reflect the fact that the waiver is in place for at least one year after the effective date of this prospectus, or remove the waiver.

RESPONSE: The Registrant notes that the waiver has been extended through July 31, 2026.

Ms. Im-Tang

October 15, 2024

4. COMMENT: On page 6 pf the prospectus, with respect to the principal investment strategy, which indicated that at least 80% of net assets will be invested in closed-end funds: does that mean that 20% of net assets will be invested in other securities? If so, please describe what other securities may be held by the Fund as part of its principal investment strategies and the attendant risks.

RESPONSE: Yes. The other securities held by the Fund will be Exchange Traded Funds (“ETFs”), which will be used as a hedging tool to mitigate risk such as reducing sector exposures. The Registrant notes this disclosure is included under the subsection entitled “Other Investments” and risks pertaining to ETFs are included under “Registered Investment Company and Exchange-Traded Funds Risk.” The Registrant has enhanced the risk disclosure with respect to ETFs under the risk titled “Registered Investment Company and Exchange-Traded Funds Risk.”

5. COMMENT: Under Principal Investment Strategies in the 1st paragraph, fifth line, what is meant by “perceived inefficiencies” in this context? Is this different than “market inefficiencies” referenced in line above? If so, how?

RESPONSE: Upon further review, the Registrant has determined that “perceived” was additional language added without any meaning. Accordingly, the Registrant has removed “perceived” from the disclosure.

6.       COMMENT:

(a) What is meant by “relevant value” and “event driven strategies”?

RESPONSE: The Registrant has revised the disclosure as follows to clarify what is meant by “relative value” and “event driven strategies”:

The Adviser focuses on relative value and event driven strategies in any given asset class.

A relative value assessment involves identifying securities that the Adviser believes are mispriced relative to their NAV. The Adviser purchases securities that it believes are undervalued and shorts securities that it believes are overvalued. Relative value trades tend to be longer in nature as the Adviser buys long or sells short a CEF when that security is believed to be mispriced. Typically, the Adviser will believe there is a catalyst that will push the price of the security up or down.  Some catalysts include dividend changes, activist ownership, interest rate changes, and other market conditions.

An event-driven strategy is when the Adviser opportunistically invests in a security when the Adviser believes an upcoming circumstance or situation has the potential to produce positive returns. Event-driven opportunities tend to be shorter-term in nature. These potential investments are expected to be more dependent on the outcome of special situations or corporate actions related to a CEF.  Some of these events include tender offers, rights offerings, fund mergers, and fund liquidations, or fund conversions into an ETF or an open-end fund, among others.

Ms. Im-Tang

October 15, 2024

(b) Given that the Fund will invest at least 80% in CEFs, what other asset classes are contemplated in this sentence?

RESPONSE: The Registrant notes that no other securities are contemplated in the 80% policy. The Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in publicly traded CEFs, and the Fund’s remaining net assets will be invested in equity, fixed income and real asset ETFs.

7. COMMENT: Since short sales is a principal investment strategy of the Fund, please describe additional information about this investment strategy in this section.

RESPONSE: The Registrant has revised the Registration Statement to clarify that shorting may be used in two main ways:

1) Strategically hedge out exposure to a certain sector (i.e., mitigating risk)

2) As part of its “Event Driven” strategy by shorting a security when the Adviser believes the price will decline based on news, e.g. CEF cuts their dividend, or future event, i.e., a fund is merging into another fund, and as part of its “Relative Value” strategy by shorting a security that the Adviser believes to be overvalued relative to its NAV.

8. COMMENT: On page 6 under Principal Investment Risks, please consider adding a Closed End Fund Adviser risk (as described on pg. 69).

RESPONSE: The Registrant has added the following risk disclosure:

CEF Adviser Risk. The Fund’s performance may be dependent upon the success of the advisers in the CEFs that the Fund invests in while in the pursuit of their investment objectives. A CEF’s performance may depend on the success of the CEF advisers’ methodology. In addition, various CEFs in the Fund’s portfolio could enter into conflicting transactions (e.g. one CEF adviser purchasing a security at the same time another CEF adviser sells the same security or one CEF takes a long position in a security that another CEF has also sold short), which depending on the performance of such securities and the economic environment, could be beneficial or detrimental to the Fund’s performance. Since each underlying CEF will have a different portfolio manager the Fund’s portfolio turnover rate could increase, which could result in higher levels of realized capital gains or losses, higher brokerage commissions and other transaction costs. A CEF adviser may have limited experience managing funds, which, unlike other funds these advisers manage, are subject to daily inflows and outflows of investor cash and are subject to certain legal and tax-related restrictions on their investments and operations.

Ms. Im-Tang

October 15, 2024

9. COMMENT: Please consider including a foreign investment or foreign security risk as a principal investment risk.

RESPONSE: The Registrant confirms that neither foreign investment risk nor foreign security risk are principal risks of the Fund.

10. COMMENT: On page 8 under Sector Concentration Risk: please specify any sectors that the Fund intends to invest in the principal investment strategies section.

RESPONSE: Upon further review, the Registrant has determined that “Sector Concentration Risk” is not a principal risk of the Fund and has removed the risk disclosure.

11. COMMENT: On page 9 with respect to the portfolio manager disclosure, in the 3rd line of the 1st paragraph references “since inception”, please specify the inception date.

RESPONSE: The disclosure has been revised to clarify the inception date is July 11, 2005.

12. COMMENT: On page 9 there is a reference to Mr. Compson, please provide his first name when he is first mentioned.

RESPONSE: Revised to reference Mr. Compson’s first name.

13. COMMENT: Starting on page 11 with the disclosure regarding Absolute Investment Partners LP, please note the staff have serious concerns about the inclusion of related performance and the Fund should not go effective until all staff comments are resolved. If the timing of effectiveness is critical, if the related performance is removed in a 485(b) amendment, assuming all other comments are resolved, that would not impact the effective date. The Fund could include this related performance in a subsequent 485(a) amendment.

RESPONSE: The related performance has been removed in the 485(b) amendment.

14. COMMENT: Please explain supplementally what no-action letter the Fund is relying upon to show prior performance.

RESPONSE: The Fund was relying on Bramwell but has removed the related performance.

15. COMMENT: Please supplementally provide the following information:

(a)	confirm performance includes all substantially similar amounts managed by the portfolio manager while employed at predecessor fund. Confirm presentation does not include other amounts managed by a difference portfolio manager at the predecessor fund.

Ms. Im-Tang

October 15, 2024

RESPONSE: Please see the response to comment 13—related performance has been removed.

(b)	confirm that the Fund has the records to support performance as required under Section 204-2(a)(16) under the Advisers Act.

RESPONSE: Please see the response to comment 13—related performance has been removed.

(c)	state that the Fund’s portfolio manager, while managing the other fund, was the only person responsible for managing such Fund for the entire period presented. Similarly, if a Committee will manage the Fund, the Advisor should confirm that all members of the Committee were identified in the prospectus for the related fund and there have been no additions or deletions from the Committee.

RESPONSE: Please see the response to comment 13—related performance has been removed.

(d) Please also state whether or not the portfolio manager or the Committee has the same degree of discretion for this Fund as it did with the prior fund and, if not, discuss the differences.

RESPONSE: Please see the response to comment 13—related performance has been removed.

16. COMMENT: The disclosure states a combination of Mr. James Compson, the fund’s former portfolio manager, and the Fund’s former sub-advisers performed all functions related to the fund portfolio. Given that the related fund was in part managed by sub-adviser(s) and this Fund will not be managed by sub-advisor(s), please remove the performance from the prospectus or explain to the staff why this is consistent with prior no-action letters. In response can you represent in the disclosure that such differences are immaterial and would not have a material effect on the disclosure performance and do not alter the conclusion that the fund

In your response, can you represent in the disclosure that such differences: (i) immaterial and would not have a material effect on the disclosed performance and do not alter the conclusion that the Fund and the related accounts are substantially similar.

RESPONSE: Please see the response to comment 13—related fund performance has been removed.

17. COMMENT: Please also explain to the Staff why the differences do not alter the conclusion that the investment strategies are substantially similar. If the response is inadequate, we may object to the Fund’s inclusion of the related performance.

RESPONSE: Please see the response to comment 13—related fund performance has been removed.

Ms. Im-Tang

October 15, 2024

18. COMMENT: Where appropriate, please disclose that the historical performance of a substantially similar situation fund is not the Fund’s performance, or indicative of the Fund’s future performance.

RESPONSE: Please see the response to comment 13—related fund performance has been removed.

19. COMMENT: Registrant cannot include manager-related performance of different accounts in summary prospectus. Please note, for open-end funds, such performance cannot be included in the summary section or in the risk return summary section. Only Items 2-8 of Form N-1A can be included in those sections. See General Instruction C3b to Form N-1A.

RESPONSE: Please see the response to comment 13—related fund performance has been removed.

20. COMMENT: On page 11, in the 1st paragraph, 2nd line of related fund performance: if true, please add the word “policies” to the description of substantially similar.

RESPONSE: Please see the response to comment 13—related fund performance has been removed.

21. COMMENT: In the 5th paragraph of that same section, please clarify how the performance is calculated net of actual fees and expenses, including sales loads if applicable.

RESPONSE: Please see the response to comment 13—related fund performance has been removed.

22. COMMENT: Please disclose how the related performance was calculated.

RESPONSE: Please see the response to comment 13—related fund performance has been removed.

23. COMMENT: On page 12 in the Related Fund Bar Chart, there is a reference to footnote 3 and footnote 4. Please include the corresponding text.

RESPONSE: Please see the response to comment 13—related fund performance has been removed.

24. COMMENT: Explain to the Staff why performance for 2015 is missing since the disclosure states that Mr. Compson started managing the fund November 23, 2014.

RESPONSE: Please see the response to comment 13—related fund performance has been removed.

25. COMMENT: On page 14 in the last paragraph, there are references to “value arbitrage” and “special situations”. Please define each.

RESPONSE: Upon further review, the Registrant has determined these are not part of the principal strategy and has removed this sentence from the prospectus.

Ms. Im-Tang

October 15, 2024

26. COMMENT: Please disclose, if applicable, that the Fund may from time-to-time take temporary defensive positions as well as the effect of taking temporary defensive positions.

RESPONSE: The following disclosure has been added:

Temporary Defensive Position. In response to adverse market, economic, political or other conditions, may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, such as investing some or all of the Fund’s assets in cash or cash equivalents. The Fund may also choose not to use these temporary defensive strategies for a variety of reasons, even in volatile market conditions. Engaging in these temporary defensive measures may cause the Fund to miss out on investment opportunities and may prevent the Fund from achieving its investment objective. While temporary defensive positions are designed to limit losses, these strategies may not work as intended.

STATEMENT OF ADDITIONAL INFORMATION

27. COMMENT: On page 35, please remove the ticker. This is for a different fund and make corresponding throughout the filing as applicable.

RESPONSE: This ticker has been removed throughout the filing.

28. COMMENT: On page 70 with respect to concentration: please note the Staff’s position that in compliance with the Fund’s policy not to concentrate, the Fund may not ignore the policies of any underlying funds in which it invests.

RESPONSE: The Registrant so acknowledges.

29. COMMENT: On page 83 “Distribution Plan”: any references to the Absolute Convertible Arbitrage Fund should be replaced with references to the current Fund.

RESPONSE: A 12b-1 Plan has not been adopted for this Fund. Accordingly, the disclosure has been removed.

Ms. Im-Tang

October 15, 2024

Very truly yours, /s/Thompson Hine LLP Thompson Hine LLP

cc: Martin Dean, President of the Registrant

David Faherty, CCO of the Adviser

Elisabeth Dahl, Secretary of the Registrant

4887-5094-4494